TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Second Quarter Earnings and Announces Redemption of Convertible Debentures
Saskatoon, Saskatchewan, Canada, August 14, 2008
Cameco Corporation today reported second quarter 2008 adjusted net earnings1 of $142 million ($0.39 per share diluted), 30% lower than in the second quarter of 2007. This was due to lower earnings in the uranium, fuel services and electricity businesses. In our uranium business earnings were adversely affected by lower sales volumes, which more than offset higher realized selling prices. In addition, lower sales volumes in our fuel services business and reduced output at Bruce Power had a dampening effect. In the second quarter of 2007, uranium deliveries were unusually high, representing 35% of that year’s total.
Adjusted net earnings1 for the first half of 2008 were 9% higher than in 2007 due to higher earnings in the uranium business driven by increased realized selling prices, partially offset by lower earnings in the fuel services and electricity businesses.
“Since Cameco’s quarterly results vary significantly, comparing today’s results to our record second quarter last year is not a good indicator of future performance,” said Jerry Grandey, Cameco’s president and CEO. “We will continue to benefit from our uranium contracting strategy, which will provide upside benefit from rising market prices and protection should prices fall.”
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated. Cameco’s unaudited second quarter financial statements and management’s discussion and analysis are available on our company’s website cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

	Three months ended		Six months ended		Yr/Yr
	June 30		June 30		Change
Financial Highlights	2008	2007	2008	2007	%
Revenue ($ millions)	620	725	1,213	1,135	7
Net earnings ($ millions)	150	205	284	263	8
Earnings per share (EPS) — basic ($)	0.44	0.58	0.82	0.75	9
EPS — diluted ($)	0.42	0.55	0.79	0.71	11
Adjusted net earnings ($ millions)[1]	142	203	293	270	9
EPS — adjusted and diluted ($)[1]	0.39	0.54	0.81	0.73	11
Cash provided by operations [2] ($ millions)	113	155	259	294	(12)

[1]	Net earnings for the quarters and six months ended June 30, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” in this document.

[2]	After working capital changes.

In the second quarter, revenue of $620 million was 14% lower than in the second quarter of 2007 due to a decrease in reported sales volumes for both uranium and fuel services, partially offset by an increase in the realized selling prices.
Interest and other charges were $7 million higher than in the second quarter of 2007 due mainly to the recognition of $4 million in mark-to-market gains on hedge contracts that do not qualify for hedge accounting compared to gains of $12 million in the second quarter of 2007.
In the second quarter of 2008, we recorded an income tax expense of $9 million, based on adjusted net earnings, compared to $37 million in the same period of 2007 due to lower pre-tax earnings as well as the distribution of our taxable income between Canada and other countries.
In the second quarter of 2008, administration costs were $46 million higher due primarily to increased stock-based compensation expenses. The rise in stock compensation expense is due to an increase in our share price during the quarter.
For the six months ended June 30, 2008, revenue of $1,213 million was 7% higher than revenue of $1,135 recorded in the first six months of 2007. The increase was due to higher revenues in all business segments, largely the result of higher realized prices.
Interest and other charges were $44 million higher than in the first six months of 2007 due primarily to the recognition of $29 million in mark-to-market losses on hedge contracts that do not qualify for hedge accounting compared to gains of $11 million in the same period last year.
In the first half of 2008, we recorded an income tax expense of $26 million, based on adjusted net earnings, compared to $22 million in the first half of 2007. The effective income tax rate was 8%, compared to 7% in 2007.
Administration costs were $17 million higher in the first six months of 2008 due to an increase in the workforce as well as higher charges for recruiting and retention programs and systems enhancements. Stock compensation expense was $4 million higher due to an increase in our share price during the year.
Cameco’s results come from four business segments:

URANIUM
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
Revenue ($ millions)[1]	329	458	667	641
Earnings before taxes ($ millions)	166	214	323	258
Average realized price
($US/lb)	47.35	34.69	43.84	30.87
($Cdn/lb)	51.12	40.11	47.64	36.10
Sales volume (million lbs)[1]	6.3	11.2	13.8	17.5
Production volume (million lbs)	5.1	5.6	8.9	10.1

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement. In the second quarter of 2007, previously deferred revenue in the amount of $44 million was recognized on 2.9 million pounds.
Uranium Results
For the second quarter of 2008, revenue from our uranium business decreased by $129 million to $329 million compared to the same period in 2007 due to a 44% decrease in reported sales volumes. The impact of the lower sales volumes was partially offset by a 27% increase in the Canadian dollar average realized selling price. The timing of uranium deliveries within a calendar year is at the discretion of customers and can vary significantly over each quarter.
Our earnings before taxes from the uranium business decreased to $166 million from $214 million in the second quarter of last year.
For the first six months of 2008, revenue from our uranium business rose by 4% over the same period in 2007 to $667 million due to a 32% increase in the Canadian dollar realized selling price. Reported sales volumes were 21% lower than in the first six months of 2007.
Our earnings before taxes from the uranium business increased to $323 million from $258 million in the first half of 2007, primarily as a result of the rise in the realized price.
Uranium Production

	Three months ended		Six months ended
Cameco’s share of	June 30		June 30		2008 planned
production (million lbs U3O8)	2008	2007	2008	2007	production[1,2]
McArthur River/Key Lake	3.2	3.9	6.4	6.6	13.1
Rabbit Lake	1.5	1.0	1.5	2.1	3.6
Smith Ranch/Highland	0.3	0.5	0.7	1.0	1.6
Crow Butte	0.1	0.2	0.3	0.4	0.7

Total	5.1	5.6	8.9	10.1	19.0

[1]	These quantities do not include Inkai production, as the mine is not yet in commercial operation. Cameco’s share of production from Inkai in 2008 is estimated at 0.6 million pounds.

[2]	See the section titled “Cameco’s Uranium Supply Outlook” in the annual MD&A, and “Caution Regarding Forward-Looking Information and Statements” for more information about the assumptions and risk factors associated with this production forecast.

FUEL SERVICES
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
Revenue ($ millions)	54	64	114	108
Earnings before taxes ($ millions)	(6)	6	(3)	15
Sales volume (million kgU)[1]	3.1	3.8	6.5	6.2
Production volume (million kgU) [2]	1.8	4.0	3.9	9.3

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel manufacturing and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
In the second quarter of 2008, revenue from our fuel services business was $54 million, a decrease of $10 million compared to the same period in 2007 due to an 18% decrease in reported sales volumes, partially offset by a 3% increase in the average realized price.
In the second quarter of 2008, the company recorded a loss before taxes in fuel services of $6 million compared to earnings of $6 million for the same period in 2007. Contributing to the loss was a 2% increase in cost of products and services sold, which was impacted by the shutdown of the Port Hope UF6 conversion plant. During the quarter, all operating costs associated with the UF6 conversion plant ($14 million) were expensed as incurred.
For the first six months of 2008, revenue from our fuel services business was $114 million, an increase of $6 million compared to the same period in 2007 due to a 5% increase in reported sales volumes and a 1% increase in the average realized price.
In the first half of 2008, the company recorded a loss before taxes in fuel services of $3 million, compared to earnings of $15 million in the first half of 2007. Contributing to the loss was a 25% increase in cost of products and services sold. The cost of products sold was impacted by the shutdown of the Port Hope UF6 conversion plant, with $28 million of associated costs expensed in the first six months of 2008.
Cameco’s Port Hope conversion services and fuel manufacturing production and SFL supply totalled 1.8 million kgU in the second quarter of 2008 compared to 4.0 million kgU in the second quarter of 2007. The decrease was a result of the suspension of UF6 production at Port Hope in mid 2007. Port Hope conversion services and fuel manufacturing production and SFL supply was 3.9 million kgU for the first six months of 2008 compared to 9.3 million kgU for the same period in 2007.
In the second quarter, the suspension of production at the Port Hope UF6 plant continued to reduce the requirement for UO3 feed. As a result, the Blind River refinery produced 2.9 million kgU in the second quarter of 2008 compared to 3.3 million kgU for the second quarter of 2007. Total UO3 production for the first six months of 2008 was 6.0 million kgU compared to 6.9 million kgU in the first half of 2007.

NUCLEAR ELECTRICITY GENERATION
Highlights
Cameco owns 31.6% of the Bruce Power Limited Partnership (BPLP). During the second quarter, Cameco’s pre-tax earnings from BPLP amounted to $13 million compared to $31 million over the same period in 2007. This decrease in the second quarter of 2008 was due to lower generation and higher costs, partially offset by higher realized prices.
BPLP achieved a capacity factor of 81% in the second quarter of 2008, compared to 91% in the same period of 2007. The lower generation was primarily due to a two-month outage of unit B5 in connection with a planned inspection and maintenance program. In the second quarter of 2007, there were only 26 outage days in the aggregate among the four units.
Cameco’s pre-tax earnings from BPLP for the first half of 2008 amounted to $20 million compared to $42 million in the same period of 2007. The decrease is again attributable to lower generation and higher costs, partially offset by higher realized prices.
For the first six months of the year, the BPLP units achieved a capacity factor of 77%, compared with 84% in the same period last year.
GOLD
Cameco owns approximately 53% of Centerra Gold Inc., which owns and operates two gold mines.
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
Revenue ($ millions)	143	117	256	213
Realized price (US$/ounce)	889	667	898	657
Sales volume (ounces)	160,000	156,000	284,000	283,000
Gold production (ounces) [1]	158,000	153,000	279,000	286,000

[1]	Represents 100% of production from the Kumtor and Boroo gold mines.
For the three months ended June 30, 2008, revenue from our gold business increased by $26 million to $143 million compared to the second quarter of 2007. The increase in revenue was due to higher realized gold prices and increased sales. The realized price for gold rose to $889 (US) per ounce in the quarter compared to $667 (US) per ounce in the second quarter of 2007 due to higher spot prices. The profit margin for gold in the second quarter of 2008 was 23%, down from 34% in the same period in 2007, due to higher costs.
For the six months ended June 30, 2008, revenue from our gold business increased by $43 million to $256 million compared to $213 million for the same period in 2007. The increase in revenue was primarily due to higher realized gold prices. The average realized price for gold rose to $898 (US) per ounce in the first half of 2008 compared to $657 (US) per ounce in the first six months of 2007 due to higher spot prices. The profit margin for gold for the first half of 2008 was 30%, the same as in the first half of 2007.

OUTLOOK FOR THE YEAR 2008
For the convenience of the reader, we have summarized Cameco’s 2008 consolidated outlook and 2008 outlook for each business segment in a table called “2008 Financial Outlook” on our website at cameco.com.
Below are the material changes made to the 2008 outlook contained in our annual MD&A, as updated by our first quarter MD&A. An explanation of the changes is also provided.
Consolidated Outlook for 2008
For 2008, the effective tax rate is now expected to be in the range of 5% to 10%, based on adjusted net earnings, down from the previously reported 10% to 15%. The anticipated decline is due to uranium purchases at near-market prices, which will serve to reduce our taxable income in Canada, where tax rates are higher relative to other jurisdictions where we operate, thereby decreasing income tax expenses. The effective tax rate in 2007 was 7% based on adjusted net earnings.
Uranium Outlook for 2008
Cameco’s share of uranium production for 2008 is now projected to total about 19.6 million pounds of U3O8, down from the previous forecast of 20.6 million pounds of U3O8. The decline in forecast production is due to a reduction in our expected US ISR production as a result of delays in our ability to put new infrastructure in place such as additional wellfields, as well as a decrease in anticipated Inkai production due to the shortage of sulphuric acid in Kazakhstan.
The unit cost of product sold is now projected to increase by 10% to 15%, instead of our earlier forecast of 5% to 10%, due to the purchase of new material to take advantage of trading opportunities. While this uranium was purchased at a discount to the market price, its cost is substantially higher than our other sources of inventory. Given our policy of costing inventories using a weighted average, our unit cost of product sold will rise due to the purchase of this material.
Uranium Price Sensitivity (2008 to 2012)
The uranium price sensitivity table for the period 2008 to 2012 has been updated in our second quarter MD&A to reflect the deliveries that were made and contracts that were entered into during the quarter.
For the complete table of expected average realized uranium prices and accompanying assumptions please see our second quarter MD&A available on our website at cameco.com.
COMPANY UPDATES
Cigar Lake
On Tuesday, August 12, 2008, Cameco reported that remediation work at the No. 1 shaft at Cigar Lake was temporarily suspended after an increase in the rate of water inflow to the mine was observed. We have completed the initial data collection and now plan to allow the water in the shaft to return to natural equilibrium over the next couple of weeks. We will continue gathering and assessing the information we require to determine the next steps in our remediation plan. For more information see our news release dated August 12, 2008.

In order to keep our stakeholders informed on the progress of our remediation activities, Cameco will provide an update on September 24, 2008.
Port Hope
Cameco’s sole supplier of hydrofluoric acid (HF) has unilaterally terminated its long-term supply contract with Cameco. Cameco believes the contract was wrongfully terminated. The supplier has offered to supply HF, but at a significantly increased price. Cameco is seeking to resolve the matter with the supplier, and is also seeking alternative supply sources. HF is required to produce UF6.
Cameco has continued the corrective work inside the Port Hope UF6 plant and has begun to restart equipment associated with air handling and effluent treatment. As previously announced, we continue to project UF6 production to resume at our Port Hope UF6 plant in the third quarter of 2008 at the earliest. CNSC approval is required to fully restart the plant.
McArthur River
Progress was made on the planned work for transitioning to one of the two new underground mining areas at McArthur River. Freezehole drilling in this area is nearly complete, however a number of holes have been added to the design as an extra precautionary measure. The installation of freeze piping continues as scheduled. Our plan is for production from this area to begin during the second half of 2009.
The transition to the second new mining area also continues, however production from this area has been rescheduled to 2010 from 2009. As a result, our focus has shifted to ensuring the revised production plan for 2009, discussed in our first quarter MD&A, is in place. This plan includes mining from areas that are within the protection of the existing freezewall. During the summer, we expect to complete the engineering for the revised plan.
Inkai
Production for 2008 at Inkai is now expected to be 1.0 million pounds (100% basis), half of the previous estimate of 2.0 million pounds, due to the continued reduced availability of sulphuric acid. As a result, we do not expect to achieve commercial levels of production until 2009. However, as the construction of the processing facility will be completed in the third quarter of 2008, we will be expensing certain costs beginning in the second half of 2008.
On page 43 of Cameco’s annual information form, we describe the Kazakh tax regime that applies for the purpose of determining the taxes and other governmental charges payable by Joint Venture Inkai. The Kazakh government is preparing a new tax code, which is anticipated to take effect January 2009. The change could impact the tax regime Joint Venture Inkai, as well as other mining companies in Kazakhstan, is subject to. The new tax code is intended to increase the tax burden on the mineral resource industry. We are assessing the implications to Joint Venture Inkai of the proposed new tax code.
Centerra Gold
Following the expiration of the August 2007 agreements with the Kyrgyz government on June 1, 2008, Centerra resumed international arbitration in accordance with the terms of the 2003 Investment Agreement. These proceedings were undertaken in order to resolve outstanding issues regarding the Kumtor project, including the recent Supreme court and lower court actions seeking to invalidate the licences and agreements pursuant to which the Kumtor mine is operated.
However, in order to facilitate ongoing discussions with the Kyrgyz government working group responsible for Kumtor, Centerra and the Kyrgyz government have agreed to a limited postponement of the arbitration proceedings to September 29, 2008.
Cameco previously reported that Centerra and its subsidiary, Kumtor Gold Company (KGC), were not parties to the court actions initiated by a vice-speaker of the parliament. However, despite their objections to the court’s jurisdiction on the basis of the Investment Agreement’s arbitration clause and the on-going international arbitration, they, as well as Cameco, have since been ordered to appear as third parties by the Kyrgyz court. KGC, having been joined involuntarily as a third party, is now defending the validity of the agreements, licences and decrees at issue in the Kyrgyz court actions on procedural and substantive grounds. The hearing date for these court actions has been rescheduled from August 5, 2008 to August 26, 2008.
KGC and Centerra maintain their position that the Investment Agreement’s arbitration clause confers exclusive jurisdiction over questions surrounding the validity of the agreements and licences on the international arbitration tribunal. Cameco agrees with their position.
At an initial conference of the international arbitration proceedings on June 23, 2008, Centerra filed an application for interim relief in the arbitration, requesting all parties to the arbitration be directed to maintain the status quo and treat the licences, agreements and decrees at issue as valid and enforceable. In its response to the application, the Kyrgyz Republic has taken the position that the 2003 Investment Agreement required but did not receive parliamentary approval and is therefore not in effect. A hearing on the application will be held on September 29, 2008.
USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustment to net earnings.
Adjusted Net Earnings

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2008	2007	2008	2007
Net earnings (per GAAP)	$150	$205	$284	$263
Adjustments
Agreement with Kyrgyzstan	(36)	—	(28)	—
Stock option expense	31	7	16	15
Unrealized mark-to-market losses (gains) on foreign exchange derivatives	(3)	(9)	21	(8)

Adjusted net earnings	$142	$203	$293	$270

QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons		Properties
•	David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River/
•	Les Yesnik, general manager, Key Lake operation, Cameco	Key Lake
•	C. Scott Bishop, chief mine engineer, Cigar Lake project, Cameco	Cigar Lake
•	Ian Atkinson, vice-president, exploration, Centerra Gold Inc.	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our planned uranium production for 2008, our expected effective tax rate for 2008, the uranium unit cost of product sold, the transition to new areas at the McArthur River mine for 2009 production, and the anticipated dates for achieving commercial levels of production at Inkai and resumption of production at Port Hope.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this news release and the material risk factors or assumptions that were used to develop them and also include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk of being materially lower than anticipated; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the assumption regarding the B units of BPLP reaching their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of significant increases in competition levels, which we have assumed will remain constant or decline; the risk of material adverse changes in foreign currency exchange rates and interest rates, which we have assumed will remain constant or improve in our favour; our assumptions regarding production, decommissioning, reclamation, reserve and tax estimates, and the risk that our assumptions are incorrect; the risk of material litigation or arbitration proceedings (including as the result of disputes with joint venture partners) and the adverse outcome of such proceedings, which we have assumed will not occur; the risk we may not be able to enforce legal rights which we have assumed to be enforceable; our assumption that there are no material defects in title to properties, and the risk that such defects occur; environmental and safety risks including increased regulatory burdens and long-term waste disposal, which we have assumed will not adversely affect us; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, including the risks of terrorism and sabotage, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; the assumed demand level for nuclear power and the risk that the actual demand level will be significantly lower; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto, which we have assumed will not occur; failure to obtain or maintain necessary permits and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes or lockouts, and the risk that such disruptions may occur; assumptions regarding the availability of reagents and supplies critical to production, and the risk that they may not be available; our assumed level of electrical production, and the risk that actual levels may be lower due to planned outages extending beyond their scheduled periods or unplanned outages; assumptions regarding uranium spot prices, gold spot prices and the US/Canadian spot exchange rate, which are subject to the risk of fluctuations that would be materially adverse to us; that the schedule for the development and rampup of production at Inkai is achieved, which is subject to the risk of delay; and other development and operating risks.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted elsewhere in this news release, in Cameco’s current annual information form and in Cameco’s current annual, first and second quarter 2008 MD&A.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this new release should not place undue reliance on forward-looking information and statements.
REDEMPTION OF OUTSTANDING 5% CONVERTIBLE SUBORDINATED DEBENTURES
Cameco announced today that it will redeem all of the outstanding 5% convertible subordinated debentures due October 1, 2013 (the “Debentures”). The Debentures will be redeemed on October 1, 2008 (the “Redemption Date”) at the redemption price equal to the outstanding principal amount of the Debentures plus accrued and unpaid interest thereon up to the Redemption Date (“Redemption Price”).
Cameco will pay the principal amount of the Debentures in common shares by issuing a total number of common shares equal to such principal amount divided by 95% of the current market price (established in accordance of the indenture governing the Debentures) of the common shares on the Redemption Date. Accrued and unpaid interest will be paid in cash. The total amount of Debentures outstanding as of the date of this news release is approximately $229 million.
Holders of Debentures have the right to convert their Debentures into common shares until the close of business on the last business day prior to the Redemption Date. The outstanding Debentures may be converted into a total of approximately 21.1 million common shares at a conversion price of $10.83 per share. At current share prices, we expect existing holders to exercise this right.
On the Redemption Date, the Redemption Price of the Debentures to be redeemed will become due and payable, interest will cease to accrue on the Debentures and the Debentures will be delisted from the Toronto Stock Exchange. A notice of redemption setting forth additional details will be sent to registered holders of the Debentures in accordance with the indenture governing the Debentures.
QUARTERLY DIVIDEND NOTICE
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.06 per share on the outstanding common shares of the corporation that is payable on October 15, 2008, to shareholders of record at the close of business on September 30, 2008.
CONFERENCE CALL
Cameco invites you to join its second quarter conference call on Thursday, August 14, 2008 at 11:00 a.m. Eastern time.
The call will be open to all investors and the media. To join the conference on Thursday, August 14, please dial (416) 641-6143 or (866) 300-7687 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Thursday, September 11, 2008 by calling (416) 695-5800 or (800) 408-3053 (passcode 3265569 #).
ADDITIONAL INFORMATION
A full copy of Cameco’s 2008 second quarter management’s discussion and analysis and financial statements and notes (unaudited) can be obtained at cameco.com.
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com, the company’s website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
PROFILE
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
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